P.E. 1/14/02



02001410

FORM 6-K

PROCESSED

JAN 29 2002

THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



14 January 2002

mmO2 plc

5 Longwalk Road, Stockley Park East
Uxbridge, Middlesex, UB11 1TT, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

Enclosure:

One Company Announcement notification dated 15th January 2002 sent to the London Stock Exchange, under its requirements to submit notification that mmO2 has signed a European Agreement with Handspring.

One Company Announcement notification dated 15th January 2002 sent to the London Stock Exchange, under its requirements to submit notification that mmO2 and Microsoft have strengthened their alliance with new mobile data services for businesses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mmO_2 plc



Date: 15 January 2002 By: ______________________

ROBERT HARWOOD
Assistant Secretary



press release

PR0202

Released: 15 January 2002

mmO_2 SIGNS EUROPEAN AGREEMENT WITH HANDSPRING

mmO_2 plc today announced that it has signed a group-wide agreement with Handspring to distribute and market Handspring's Treo family of compact wireless communicators throughout mmO_2 's operating businesses. The companies will work together during the first quarter of this year to launch Treo over mmO_2 networks in the UK, Germany, the Netherlands and Ireland. mmO_2 is the first European carrier to announce support for Treo products.

Targeted principally at the mobile professional and SME (small to medium enterprise) markets, Treo is the first integrated Palm OS wireless communicator product to be launched on mmO_2 networks, providing customers with an ideal pocket-sized solution for combined voice and data services. With phone, organizer, web and messaging applications combined in a small and lightweight device, Treo will initially take advantage of mmO_2 's broad GSM networks, but will subsequently be GPRS upgradeable upon availability of GPRS software which Handspring plans to deliver this summer

Making the announcement, Kent Thexton, chief data and marketing officer at mmO_2 , said: "We are committed to working with a range of device manufacturers and service developers to bring the benefits of mobile data to all of our customers across our European footprint. Representing one of the first pan-European agreements to be signed by mmO_2 , this important alliance reinforces our aim to be a leader in the provision of

"The availability of Handspring's communicators will complement our growing mobile data product portfolio which already includes the RIM BlackBerry and, from the Spring of this year, the O_2 xda. Data now represents over 10 per cent of our service revenues and, with the recent launch of new devices and services as well as future developments, we expect that to increase to 25 per cent within three years."

Donna Dubinsky, CEO of Handspring, said: "mmO_2 is a natural partner for us because they share our vision of integrated, next generation wireless devices and services that offer real benefits to the consumer. As we continue to focus more on delivering innovative products like the Treo communicator, partners like mmO_2 will become especially important to our success. Launching Treo together is a great starting point, and we look forward to a long and rewarding alliance with mmO_2 . "

-ends-

Notes to Editors:

Treo is ideally suited for those who currently carry both a mobile phone and a handheld computer but wish to have all their information in one device. It combines a GSM mobile phone, a Palm OS organiser, wireless email, SMS text messaging and internet access in a small, lightweight device. Treo will initially be available in two versions: the Treo 180, including a built-in keyboard for text input, and the Treo 180g for those who prefer Palm OS 'Graffiti' text input. The mmO_2 partnership covers the Handspring Treo 180, 180g and also the Handspring Treo 270 colour model, which is expected to enter retail distribution this summer.

With Treo, dialing and caller recognition from contact databases with thousands of entries are easier than ever before. The built-in keyboard of the Treo 180 and customisable auto-text templates for SMS- and email make messaging fast and simple. Treo users also have access to the broader Internet through Handspring's award-winning Blazer web browser, optimized for use on communicators and handheld computers. Blazer provides fast access to almost any site on the Internet, not just those web sites designed exclusively for mobile access. Treo also includes standard Palm OS features as desktop synchronization with email clients such as Microsoft Outlook and Lotus Notes, and compatibility with thousands of Palm OS applications.

About mmO_2

mmO_2 has 100% ownership of mobile network operators in four countries: the UK (BT Cellnet), Germany (Viag Interkom), the Netherlands (Telfort Mobiel), and Ireland (Digifone). Additionally it has operations on the Isle of Man (Manx Telecom) and a leading European mobile internet portal business, Genie. mmO_2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, the Netherlands, and Germany. mmO_2 expects to apply for a 3G licence in Ireland when the application process commences. mmO_2 has approximately 17 million customers and some 15,000 employees, with revenues for the year ended 31 March 2001 of £3.2 billion.

About Handspring

Handspring is a leading innovator in personal communication and handheld computing. The company develops, manufactures and markets the Treo family of communicators, the Visor family of expandable handheld computers, and client and server software for fast web access from handheld devices and mobile phones. Founded in 1998, the company established itself as an industry leader with its Springboard platform, which provides a simple and easy method for hardware and software expansion. Today Handspring sells its Visor line of handheld computers and Springboard expansion modules and accessories at www.handpsring.com and through select Internet and retail partners in the United States, Asia, Canada, the Middle East and Europe.

Contacts:

David Nicholas
Head of Media Relations
mmO_2 plc
david.nicholas@o2.com
t: +44 (0)771 575 9176

Simon Gordon
PR Manager
mmO_2 plc
simon.gordon@o2.com
t: +44 (0)771 007 0698

mmO_2 Corporate Communications
t: +44 (0)20 8606 1662

PR0203

mmO_2 AND MICROSOFT STRENGTHEN ALLIANCE WITH NEW MOBILE DATA SERVICES FOR BUSINESSES

Released: January 15, 2002

mmO_2 and Microsoft today announced plans to launch a package of new corporate services for use on a range of mobile devices over secure, high-speed GPRS mobile data networks. The agreement extends to all of mmO_2's mobile businesses in Europe, enabling its customers to roam and access information in the UK (BT Cellnet), Germany (VIAG Interkom), the Netherlands (Telfort Mobiel) and Ireland (Digifone).

The two companies, supported by their respective ISVs (independent solution vendors), channel partners and developers, will deliver commercial enterprise services from Spring 2002. The services, based on Microsoft® Mobile Information Server Enterprise and Carrier Editions, will provide secure wireless access to corporate intranets and Microsoft Exchange data, including e-mail, contacts and calendar information, as well as full-colour HTML browsing and secure access to VPNs (Virtual Private Networks).

Customers will be able to access the service using a range of mobile data devices, including laptops, personal digital assistant's (PDA's), smart-phones and WAP phones. GPRS access will ensure users' devices always maintain the most up-to-date information available. In addition to GPRS, the agreement covers use over GSM, and in the future, mmO_2's third generation (3G) networks.

Today's announcement strengthens the alliance announced in October 2001 and builds on the preview of mmO_2's O_2 XDA, a Pocket PC with integrated mobile phone and data application capabilities based on Microsoft's Pocket PC 2002 software platform.

mmO_2 is the first mobile operator to work with Microsoft to provide fully integrated mobile services that connect Microsoft Mobile Information Server 2002 Enterprise Edition, Microsoft .NET Enterprise Servers and Microsoft Windows® 2000 Server to mobile devices across Europe. Through combining an advanced device with connection to its high speed GPRS networks and access to compelling applications and content, mmO_2 will add to its portfolio of mobile services aimed at Microsoft's 12 million plus Exchange customers in the territories in which it operates.

Peter Erskine, chief executive of mmO_2 plc, said:
"mmO_2 and Microsoft are committed to growing our respective strong positions in mobile data products and services. Data now represents more than 10 per cent of mmO_2's service revenues and, with the launch of these types of services, we expect that to increase to 25 per cent within three years. Our aim is to enable our customers to stay connected to their personal and corporate information whilst on the move and, increasingly, to connect them whenever and wherever the need arises."

Juha Christensen, vice president, Mobility Group, Microsoft Corp. commented:
"Mobile professionals demand tailored access to corporate line-of-business applications. mmO_2's new range of services are the first in Europe to provide wireless access without boundaries."

mmO_2 plc

mmO_2 has 100% ownership of mobile network operators in four countries: the UK (BT Cellnet), Germany (Viag Interkom), the Netherlands (Telfort Mobiel), and Ireland (Digifone). Additionally it has operations on the Isle of Man (Manx Telecom) and a leading European mobile Internet portal business, Genie.

mmO_2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, the Netherlands, and Germany. In Ireland, the 3G license competition was launched on December 18, 2001 and mmO_2 expects to apply for a 3G licence in this market.

mmO_2 has approximately 17 million customers and over 15,000 employees, with revenues for the year ended 31 March 2001 of £3.2 billion.

About Microsoft
Founded in 1975, Microsoft (Nasdaq "MSFT") is the worldwide leader in software, services and Internet technologies for personal and business computing. The company offers a wide range of products and services designed to empower people through great software — any time, any place and on any device.

About Microsoft Mobile Information Server
Mobile Information Server is a mobile applications server product that extends the reach of Microsoft .NET applications, enterprise data and intranet content into the realm of the mobile user. Mobile Information Server brings the power of the corporate intranet to the latest generation of mobile devices so users can securely access their e-mail, contacts, calendar, tasks or any intranet line-of-business application in real time, wherever they happen to be. **Detailed information on Mobile Information Server can be found at http://www.microsoft.com/servers/miserver/.**

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mmO$_2$ contacts:

David Nicholas
Head of Media Relations
mmO2 plc
david.nicholas@o2.com
t: + 44 771 575 9176

Simon Gordon
PR Manager
mmO2 plc
simon.gordon@o2.com
t: + 44 771 007 0698

mmO2 Corporate communications
t: + 44 20 8606 1662

For more information about Microsoft Mobility, European press only:

Matt Warder, Miller Shandwick Technologies, +44 (20) 7240 8666, **mwarder@miller.shandwick.com**
Kevin Bossi, Miller Shandwick Technologies, +44 (020) 7240 8666, **kbossi@miller.shandwick.com**

Note to editors: **If you are interested in viewing additional information on Microsoft, please visit the Microsoft Web page at http://www.microsoft.com/presspass/ on Microsoft's corporate information pages.**